SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on May 10, 2005, announcing "ECtel Reports 20% Sequential Increase in Revenues and Further Reduction in Net Loss to $0.8 Million in Q1/2005".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  May 17, 2005

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued May 10, 2005

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EXHIBIT 1

1.

2.

For Immediate Release

ECtel Reports 20% Sequential Increase in Revenues and Further Reduction in Net Loss to $0.8 Million in Q1/2005;

PETAH TIKVA, Israel, May 10, 2005 -- ECtel Ltd. (Nasdaq: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today reported financial results for the first quarter ended March 31, 2005.

Highlights for the Quarter:

  Revenues increased to $4.8 million representing 20% increase over previous quarter and 46% year-over-year growth
  Positive cash flow of $0.3 million
  Gross margin improved to 48% from 42% in Q4/04
  Net loss dropped to $ 0.8 million from $1.7 in Q4/04
  Increased backlog
  Several first-time orders from leading Operators

Revenues for the first quarter of 2005 were $4.8 million, compared to $4.0 million for the fourth quarter of 2004, and $3.3 million for the first quarter of 2004.

Net loss for the first quarter of 2005 dropped to $0.8 million, or $0.04 loss per share, compared to net loss of $1.7 million, or $0.09 loss per share, for the fourth quarter of 2004, and net income of $2.9 million, or $0.16 per share, for the first quarter of 2004.

Commenting on the results, Mr. Eitan Naor, President and CEO of ECtel, said: "We are very pleased with this quarter's results. As we continued with the execution of our long-term growth plan, we have succeeded in achieving improvement in all main financial parameters. We further increased our revenues, improved our gross margin, decreased our net loss and achieved positive cash flow".

"During the first quarter, we continued witnessing demand for fraud protection solutions especially in CALA and Eastern Europe" Mr. Naor continued. "Our extensive sales efforts, resulted in several first-time orders and several follow-on orders from leading telcos in these two strategic regions. We are also evidencing demand from telcos for comprehensive fraud protection solutions which include protection of their IP and VoIP networks.  ECtel has developed leading products to address these needs and we offer wireline and wireless carriers with state-of-the-art fraud protection solutions that cover all types of networks".

"On the revenue assurance market, we are encouraged by market indications that leading telcos are seeking product-based revenue assurance solutions. ECtel is well positioned to address this market by providing the leading network-wide fraud protection and revenue assurance solution based on one platform ".

Mr. Naor concluded: "We plan to continue the execution of our long-term growth plan. With a superb and comprehensive product offering, a strong pipeline, increased backlog and a broad installed base, we are implementing our plans with the goal of returning to profitability within the next few quarters".

Conference call

ECtel management cordially invites you to participate in an interactive teleconference to discuss the results today, Tuesday, May 10, 2005 at 10:00 am ET (9:00 am CT; 7:00 am PT, and 5:00 pm Israel time). To participate, please dial one of the following numbers, and request the ECtel Q/1 2005 Earnings Results Conference call.

     In the United States:                      1-866-860-9642

     In Israel:   03-9180600

     In the United Kingdom:   0-800-917-5108

     In Germany:   0-800-182-6846

     All Other International Callers:  +972-3-9180600

A digitized replay will be available from 1:30 pm ET today until midnight ET May 12, 2005. To access the replay, please dial:

     In the United States: 888-269-0005

     In Israel:   03-9255952

     All Other International Callers:    +972-3-9255952

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ECtel

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on Nasdaq under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to continue the execution of the  turn-around plan, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development of new products, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

#End#

Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-926-6102	Tel: 972-3-926-6113
Fax: +972-3-926-6103	Fax: 972-3-926-6103
Email: avig@ectel.com	Email: danith@ectel.com

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